UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 27, 2011

SOUTHERN UNION COMPANY

(Exact name of registrant as specified in its charter)

Delaware	1-6407	75-0571592
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5444 Westheimer Road	77056-5306
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (713) 989-2000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Following notice by Southern Union Company (the “Company”) to Energy Transfer Equity, L.P. (“ETE”) on June 27, 2011 that the special committee of the Company’s Board of Directors (the “Board”) had determined to provide The Williams Companies, Inc. (“Williams”) with a confidentiality agreement in connection with Williams’ proposal to acquire all of the issued and outstanding shares of the Company’s common stock for $39.00 per share in cash (the “Williams Proposal”), counsel to ETE sent a June 27, 2011 letter (the “ETE Letter”) to counsel to the Company, stating that it was ETE’s position that the Williams Proposal does not form a proper basis on which the Board could make the determinations required by Section 5.4 of the Agreement and Plan of Merger (the “Merger Agreement”) entered into by the Company, ETE and Sigma Acquisition Corporation on June 15, 2011.  The ETE Letter further asserted, among other things, that (i) the Board is not permitted by the Merger Agreement to engage in any discussions or negotiations with Williams concerning the Williams Proposal or furnish Williams any non-public information concerning the Company; (ii) any attempt by the Company to engage in discussions or furnish non-public information to Williams in the current circumstances will constitute a willful and intentional breach of the Merger Agreement; (iii) such a breach of Section 5.4(a) of the Merger Agreement would not permit termination of the Merger Agreement, in accordance with Section 5.4(e) thereof, in favor of Williams; and (iv) the sharing of the Company’s confidential information with Williams, a competitor of ETE in significant markets, could materially damage the business that ETE will be acquiring.  The foregoing description of the ETE Letter is subject to, and qualified in its entirety by, the full text the ETE Letter which is included at Exhibit 99.1 hereto and incorporated herein by reference.

On June 28, 2011, counsel to the Company responded to the ETE Letter rejecting its position stating that the Company has exercised great care, and will continue to exercise great care, to comply fully with the terms of the Merger Agreement.  A copy of that letter is included at Exhibit 99.2 hereto and incorporated herein by reference.

The Board’s decision to engage in discussions with Williams concerning the Williams Proposal and furnish Williams with non-public information concerning the Company does not mean that it has determined that the Williams Proposal currently constitutes a “Superior Offer” as defined in the Merger Agreement.

At this time, the Board reaffirms its recommendation of the Merger Agreement.

Item 9.01.  Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	June 27, 2011 Letter from Latham & Watkins, LLP to Locke Lord Bissell & Liddell LLP.

99.2	June 28, 2011 Letter from Locke Lord Bissell & Liddell, LLP to Energy Transfer Equity, L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN UNION COMPANY

June 29, 2011	By:	/s/ Robert M. Kerrigan, III
Robert M. Kerrigan, III
Vice President, Assistant General Counsel & Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	June 27, 2011 Letter from Latham & Watkins, LLP to Locke Lord Bissell & Liddell LLP.

99.2	June 28, 2011 Letter from Locke Lord Bissell & Liddell, LLP to Energy Transfer Equity, L.P.